# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cycurion, Inc., CIK 0001868419
CUSIP: 95758L107
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1640 Boro Place, Fourth Floor, Mclean, Virginia (VA), 22102
Date of event which requires filing of this statement: 08/04/2025
Filed by CIK 0002083498
Persons authorized to receive notices and communications: Keith J. Billotti, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Alvin McCoy III (CIK 0002083498): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,909,037; shared voting power 0; sole dispositive power 4,909,037; shared dispositive power 0; aggregate amount beneficially owned 4,909,037 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Cycurion, Inc.
Address of issuer's principal executive offices: 1640 Boro Place, Fourth Floor, Mclean, Virginia (VA), 22102
Comment: This Schedule 13D ("Schedule 13D") is being filed late due to delays in obtaining the EDGAR filing codes of Alvin McCoy III (the "Reporting Person" or "Mr. McCoy"). The Schedule 13D relates to shares of the common stock, par value $0.0001 per share, of Cycurion Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Alvin McCoy III.
Residence or business address: Mr. McCoy's business address is 1640 Boro Place, Fourth Floor, McLean Virginia 22102.
Present principal occupation or employment: Mr. McCoy is the Chief Financial Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, Mr. McCoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. McCoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Citizenship: Mr. McCoy is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
2025 Equity Incentive Plan
On August 4, 2025, Mr. McCoy received 3,000,000 shares of the Issuer's common stock under the Issuer's 2025 Equity Incentive Plan.

Business Combination
In October 2017, in connection with the formation of Cycurion, Inc., the Reporting Person purchased approximately $600 in shares of common stock of Cycurion, Inc. The source of the funds used by the Reporting Person to acquire the shares of the Issuer was the personal funds of the Reporting Person.

On February 14, 2025, the Issuer completed the business combination and transaction (the "Business Combination") as set forth in an Agreement and Plan of Merger, dated November 11, 2022, as amended on April 26, 2024, December 31, 2024 and February 13, 2025 (the "Merger Agreement"), by and among Western Acquisition Ventures Corp. ("Western"), Western Acquisition Merger Inc., a Delaware corporation and wholly-owned subsidiary of Western ("Merger Sub"), and Cycurion Sub, Inc., a Delaware corporation formerly known as Cycurion, Inc. ("Cycurion Sub"). As contemplated by the Merger Agreement, Merger Sub merged with and into Cycurion Sub with Cycurion Sub as surviving the merger as a wholly-owned subsidiary of Western. In addition, in connection with the consummation of the Business Combination, Western was renamed "Cycurion, Inc."

In connection with Business Combination, the Reporting Person's $600 in shares of common stock of Cycurion, Inc. prior to the Business Combination were exchanged for 1,225,572 shares of common stock of the Issuer post-Business Combination.

Following the Business Combination, the Reporting Person received 683,465 shares of the common stock, representing approximately $330,000 in deferred compensation.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. McCoy is the Chief Financial Officer of the Issuer and received all of his shares as described in Item 3 herein.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. McCoy, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Mr. McCoy may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer's common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. McCoy may deem advisable. Mr. McCoy reserves the right to dispose of any or all of his shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Mr. McCoy intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Mr. McCoy does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Mr. McCoy may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5. The following sentence is based on 68,250,173 shares of common stock outstanding as of August 29, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own 4,909,037 shares of common stock, which constitutes approximately 7.19% of the outstanding shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
2025 Equity Incentive Plan
Under the Issuer's 2025 Equity Incentive Plan, all employees, directors and consultants of the Issuer and any affiliate of the Issuer are eligible to participate. The 2025 Equity Incentive Plan will permit the Issuer to grant non-statutory and incentive stock options, restricted stock awards, restricted stock units, performance awards, non-employee director awards and other stock-based awards. Awards may be granted either alone or in addition to or in tandem with any other type of award. Mr. McCoy is the Chief Financial Officer of the Issuer and is eligible to participate in the 2025 Equity Incentive Plan.

Employment Agreement
On January 1, 2025, the Issuer and Mr. McCoy, Chief Financial Officer, entered into an employment agreement on a two-year term, commencing on January 1, 2025 and ending on January 1, 2027. During the employment period, the Issuer shall pay Mr. McCoy an annual base salary of $325,000 per annum. During the employment period, the Issuer shall pay to the executive an equity compensation of $500,000 of Issuer common stock in the first year of employment payable quarterly. Mr. McCoy is eligible for a performance bonus based on results generated by the executive and through the Issuer. Targeted performance is $325,000 for year-one, and the performance bonus will increase for subsequent years based on future financial and non-financial results.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Alvin McCoy III: /s/ Alvin McCoy III, Alvin McCoy III, individually (08/29/2025)